

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2022

Robert Powers
Senior Vice President and Chief Financial Officer
Ocean Power Technologies, Inc.
28 Engelhard Drive, Suite B
Monroe Township, NJ 08831

> **Re: Ocean Power Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended April 30, 2021**
> **Filed July 19, 2021**
> **File No. 001-33417**

Dear Mr. Powers:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation